Exhibit 99.1

Medicure Announces Grant of Options

WINNIPEG, April 7, 2016 /CNW/ - Medicure Inc. (the "Company") (TSXV:MPH, OTCQB:MCUJF) announces today that its Board of Directors has approved the grant of an aggregate of 265,025 options to certain directors, officers, employees, management company employees and consultants of the Company pursuant to the Company's Stock Option Plan. Of these options, 225,025 are set to expire on the fifth anniversary of the date of grant and 40,000 are set to expire on the first anniversary of the date of grant. All of the options were issued at an exercise price of $6.16 per share. The options are subject to the approval of the TSX Venture Exchange.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Medicure Inc.

%CIK: 0001133519

For further information: Dawson Reimer, President & COO, Tel. 888-435-2220, Fax 204-488-9823, E-mail: info@medicure.com, www.medicure.com

CO: Medicure Inc.

CNW 16:25e 07-APR-16